Subject to Completion Preliminary Term Sheet Dated August 31, 2026	Filed Pursuant to Rule 433 Registration Statement No. 333-282565 (To Prospectus dated November 8, 2024, Prospectus Supplement dated November 8, 2024 and Product Supplement COMM LIRN-1 dated May 13, 2026)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	September , 2026 September , 2026 September , 2030
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM

￭Maturity of approximately 4 years

￭[135.00% to 155.00%] leveraged upside exposure to increases in the Index

￭If the Index declines, but not by more than 15.00%, a return of principal

￭1-to-1 downside exposure to decreases in the Index beyond a 15.00% decline, with up to 85.00% of your principal at risk

￭All payments occur at maturity and are subject to the credit risk of The Bank of Nova Scotia

￭No periodic interest payments

￭In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

￭Limited secondary market liquidity, with no exchange listing

￭The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Bank of Nova Scotia (“BNS”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet, “Additional Risk Factors” on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement COMM LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $8.778 and $9.078 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.225	$
Proceeds, before expenses, to BNS	$ 9.775	$

(1) For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.175 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

September , 2026

Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

Summary

The Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM due September, 2030 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC or the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes are not bail-inable debt securities (as defined in the prospectus). The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BNS. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the Bloomberg Commodity IndexSM (the “Index”), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This range of estimated values was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-17.

Terms of the Notes		Redemption Amount Determination
Issuer:	The Bank of Nova Scotia (“BNS”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 4 years
Market Measure:	The Bloomberg Commodity IndexSM (Bloomberg symbol: “BCOM”)
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:

The closing level of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-24 of product supplement COMM LIRN-1.

Threshold Value:	85.00% of the Starting Value.
Participation Rate:	[135.00% to 155.00%]. The actual Participation Rate will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-17.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).

Leveraged Index Return Notes® TS-2

Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement COMM LIRN-1 dated May 13, 2026:
http://www.sec.gov/Archives/edgar/data/9631/000183988226023959/bns_424b2-14323.htm

￭Prospectus supplement dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000183988224038303/bns_424b3-21311.htm

￭Prospectus dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000119312524253771/d875135d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement COMM LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BNS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Index will increase from the Starting Value to the Ending Value.

￭You are willing to risk a substantial loss of principal if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

￭You are willing to forgo interest payments that are paid on conventional interest-bearing debt securities.

￭You are willing to forgo the rights and benefits of owning the futures contracts included in the Index.

￭You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

￭You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

￭You seek 100% principal repayment or preservation of capital.

￭You seek interest payments or other current income on your investment.

￭You want to receive the rights and benefits of owning the futures contracts included in the Index.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Leveraged Index Return Notes® TS-3

Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on a hypothetical Participation Rate of 145.00% (the midpoint of the Participation Rate range of [135.00% to 155.00%]) and the Threshold Value of 85.00% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 85.00, a hypothetical Participation Rate of 145.00% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Participation Rate, Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
25.00	-75.00%	$4.00	-60.00%
50.00	-50.00%	$6.50	-35.00%
60.00	-40.00%	$7.50	-25.00%
70.00	-30.00%	$8.50	-15.00%
80.00	-20.00%	$9.50	-5.00%
85.00(2)	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
100.00(3)	0.00%	$10.00	0.00%
110.00	10.00%	$11.45	14.50%
120.00	20.00%	$12.90	29.00%
130.00	30.00%	$14.35	43.50%
140.00	40.00%	$15.80	58.00%
150.00	50.00%	$17.25	72.50%

(1)The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)This is the hypothetical Threshold Value.

(3)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only and does not represent a likely actual Starting Value of the Index.

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Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

Redemption Amount Calculation Examples

Example 1
The Ending Value is 60.00, or 60.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 85.00
Ending Value: 60.00
= $7.50 Redemption Amount per unit
Example 2
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 85.00
Ending Value: 90.00
Redemption Amount per unit = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.
Example 3
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 110.00
= $11.45 Redemption Amount per unit

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Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement COMM LIRN-1, page S-2 of the prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Structure-Related Risks

￭Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

￭Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭Your investment return may be less than a comparable investment directly in the commodity futures contracts represented by the Index or the related commodities.

Market Measure-Related Risks

￭The Index sponsor may adjust the Index in a way that may adversely affect its level and your interests, and the Index sponsor has no obligation to consider your interests.

￭Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts included in, or tracked by, the Market Measure.

￭The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

￭The Market Measure includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets and may involve different and greater risks than trading on U.S. exchanges.

￭Suspensions or disruptions of market trading in the futures contracts included in the Index or the corresponding commodities may adversely affect the value of the notes.

￭Legal and regulatory changes could adversely affect the return on and value of your notes.

Valuation- and Market-Related Risks

￭Our initial estimated value of the notes will be lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes will exceed our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes with a third party, which may include BofAS or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge, as further described in “Structuring the Notes” on page TS-17.

￭Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set. These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Index, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.

￭Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.

￭A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

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Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

Conflict-Related Risks

￭Our business, hedging and trading activities, and those of MLPF&S, BofAS and our and their respective affiliates (including trades related to the components of the Index), and any hedging and trading activities we, MLPF&S, BofAS or our or their respective affiliates engage in for our clients’ accounts, may affect the market value of, and return on, the notes and may create conflicts of interest with you.

￭There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

General Credit-Related Risks

￭Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Tax-Related Risks

￭The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below.

￭The conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” subject to Canadian withholding tax is based in part on the current published administrative position of the CRA. There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax. If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Summary of Canadian Federal Income Tax Consequences” below, “Canadian Taxation—Debt Securities” on page 66 of the prospectus and “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-33 of product supplement COMM LIRN-1.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities (as defined below).

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index consisting of the Index Components and not to the spot prices of the Index Commodities. An investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index and therefore the value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield,” and the change in price that contracts experience while they are components of the Index is sometimes referred to as “spot return.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading (putting aside other considerations) in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

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Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. It is possible, when near-term or spot prices of the Index Components are decreasing, for the level of the Index to decrease significantly over time even when some or all of the Index Components are experiencing backwardation. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

Risks associated with the Index may adversely affect the market price of the notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Bloomberg L.P. may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.

The notes are linked to an excess return index and not a total return index.

The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing that index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

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Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources, without independent verification. The information reflects the policies of, and is subject to change by, Bloomberg Index Services Limited (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs — Discontinuance of a Market Measure” beginning on page PS-27 of product supplement COMM LIRN-1. None of us, the calculation agent, MLPF&S, BofAS or our or their respective affiliates accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Bloomberg Commodity IndexSM

General

The Index tracks the performance of a weighted basket of futures contracts on certain physical commodities. The Index is calculated on an excess return basis by BISL.

The Index is currently composed of 25 exchange-traded contracts, or Index Components, on 23 physical commodities, or Index Commodities. It is quoted in U.S. dollars and reflects the return of underlying commodity futures price movements only. It reflects the returns that are potentially available through an unleveraged investment in the futures contracts on Index Commodities comprising the Index as described below. The value of the Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Index.

The Index was previously known as the Dow Jones-UBS Commodity IndexSM. On April 10, 2014, Bloomberg L.P. and UBS announced a partnership that has resulted in Bloomberg Indexes being responsible for governance, calculation, distribution and licensing of the bank’s commodity indices. The Dow Jones-UBS Commodity IndexSM was renamed the “Bloomberg Commodity IndexSM” as of July 1, 2014. Bloomberg acquired the Index in September 2020.

Index Governance, Audit and Review Structure

BISL uses two primary committees to provide overall governance and oversight of its benchmark administration activities:

●The product, risk and operations committee provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by BISL, including the Index. The product, risk and operations committee is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg legal & compliance personnel. Nominations and removals are subject to review by Bloomberg’s benchmark oversight committee, discussed below.

●The oversight function is provided by the benchmark oversight committee. The benchmark oversight committee is independent of the product, risk and operations committee and is responsible for reviewing and challenging the activities carried out by the product, risk and operations committee. In carrying out its oversight duties, the benchmark oversight committee receives reports of management information both from the product, risk and operations committee as well as Bloomberg legal and compliance members engaged in second level controls.

On a quarterly basis, the product, risk and operations committee reports to the benchmark oversight committee on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors & restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

As described in more detail below, the Index is reconstituted and rebalanced each year in January with respect to relative liquidity and production percentages. The composition and annual weightings for the Index are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the Index is publicly announced and takes effect in the January immediately following the announcement.

Set forth below is a summary of the composition of, and the methodology used to calculate, the Index as of the date of this term sheet. The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification in a manner consistent with the purposes of the Index, as described below. BISL makes the office calculation of the level of the Index.

Additional information about the Index is available on the Index sponsor’s website. We are not incorporating by reference the website or any material it includes into this term sheet.

Composition of the Index

Commodities Available for Inclusion in the Index. Commodities are selected for the Index that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metals Exchange (“LME”) and the contract for Brent Crude Oil and Low Sulphur Gas Oil, each of the commodities is the subject of at least one futures contract that trades on a U.S. exchange. Twenty-five commodities are considered to be eligible for inclusion in the Index:

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Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

The 23 commodities represented in the Index for 2026 are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, lead, ultra-low-sulfur diesel (heating oil), lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

Designated Contracts for Each Commodity. One or more commodity contracts known as “designated contracts” are selected by BISL for each of the 25 commodities eligible for inclusion in the Index. With the exception of several LME contracts, which are traded in London, low sulphur gas oil, which is traded on the ICE Futures Europe, in London, crude oil, for which two designated contracts have been selected, and wheat for which two designated contracts that are traded in North America have been selected, BISL selects for each index commodity one commodity contract that is traded in North America and denominated in U.S. dollars. Data concerning the designated contracts will be used to calculate the Index. It is possible that BISL will in the future select more than one designated contract for additional commodities or may select designated contracts that are traded outside of the United States or in currencies other than the U.S. dollar. For example, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the Index in the underlying futures markets, it may become appropriate to include multiple designated contracts for one or more commodities (in addition to crude oil and wheat) in order to enhance liquidity. The termination or replacement of a commodity contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable commodity contract would be selected, if available, to replace the designated contract.

The following table sets forth the designated contracts for the commodities included in the Index as of the date of this term sheet, along with their respective Final Commodity Index Percentages (“CIPs”) (Target Weights) for 2026, as published by the Index sponsor. Actual percentages on any business day may vary from the Target Weights due to market price fluctuations.

Commodity	Designated Contract	Trading Facility	2026 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	3.970642%
Coffee	Coffee “C”	ICE Futures U.S.	2.914551%
Copper	Copper	COMEX	6.36198%
Corn	Corn	CBOT	5.528201%
Cotton	Cotton No. 2	ICE Futures U.S.	1.594979%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	6.639844%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	8.360156%
Gold	Gold	COMEX	14.895729%
Ultra-Low-Sulfur Diesel (Heating Oil)	ULS Diesel (HO)	NYMEX	2.19225%
Lean Hogs	Lean Hogs	CME	1.77864%
Live Cattle	Live Cattle	CME	3.858015%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.890565%
Natural Gas	Henry Hub Natural Gas	NYMEX	7.197939%
Nickel	Primary Nickel	LME	2.227777%
Silver	Silver	COMEX	3.943644%
Soybean Meal	Soybean Meal	CBOT	2.933473%
Soybean Oil	Soybean Oil	CBOT	2.823843%
Soybeans	Soybeans	CBOT	5.355331%
Sugar	Sugar No. 11	ICE Futures U.S.	2.951423%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.154721%
Wheat (Chicago)	Soft Wheat	CBOT	2.721705%
Wheat (KC HRW)	Hard Red Winter Wheat	CBOT	1.791142%
Zinc	Special High Grade Zinc	LME	2.249931%
Lead	Refined Standard Lead	LME	0.949821%
Cocoa	Cocoa	ICE Futures U.S.	1.713699%

Commodity Groups. For purposes of applying the diversification rules discussed below, the commodities available for inclusion in the Index are assigned to “commodity groups”. The commodity groups, and the commodities currently included in each commodity group, are as follows:

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Commodity Group	Commodity
Energy:	Crude Oil (WTI and Brent)
ULS Diesel (HO)
Low Sulphur Gas Oil
Natural Gas
Unleaded Gasoline (RBOB)
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Meal
Soybean Oil
Wheat (Chicago and KC HRW)
Softs:	Cocoa
Coffee
Cotton
Sugar

Commodity Sectors. The Index also includes primary commodities (base commodities that are not principally derived or produced from other commodities) and derivative commodities (commodities that are principally derived or produced from other commodities). Each primary commodity, together with its derivative commodities, is referred to as a “commodity sector”. Adjustments are made to avoid the “double-counting” of primary commodities that would result if primary commodities and derivative commodities were viewed as wholly separate categories. BISL, as index administrator, may determine that other index commodities qualify as derivative commodities in the future, resulting in similar adjustments. The current primary and derivative commodities are:

Primary Commodity	Derivative Commodities
Crude Oil (WTI and Brent)	ULS Diesel, RBOB Gasoline and Low Sulphur Gas Oil
Soybeans	Soybean Oil and Soybean Meal

Annual Reconstitution and Rebalancing of the Index

The Index is reconstituted and rebalanced each year in January on a price percentage basis. The annual constitution and weightings for the Index are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the Index is publicly announced, and takes effect in the January immediately following the announcement.

Determination of Relative Weightings. The relative weightings of the designated contracts that are eligible for inclusion in the Index are determined annually according to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each year, for each designated contract eligible for inclusion in the Index, liquidity is measured by the commodity liquidity percentage (CLP) and production by the commodity production percentage (CPP). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index, except that LME volume is divided by three in order to make a more appropriate comparison to U.S. exchange data and that the COMEX price and the LME volume is used for copper, which requires adjusting the COMEX prices to metric tons. In contrast to U.S. futures, which are typically listed on a monthly or bimonthly basis and trade only during specific hours, LME contracts can be traded over-the-counter, 24 hours a day, for value on any business day within a three-month window extending out from spot. In addition, LME contracts can be traded for settlement on the third Wednesday of each month extending out 27 months from the date the contract is made. Accordingly, historical data comparable to that of U.S. futures contracts is not available for these LME contracts and certain adjustments to the available data are made for purposes of calculating this component of the Index. In particular, LME contracts that trade on the third Wednesday of each month will serve as a proxy for U.S. futures contracts. The calculation of the Index utilizes the LME contracts that trade on the third Wednesday of every other month, starting with January.

The CPP is determined for each designated contract by taking a five-year average of annual world production figures (the most recent five years for which data is available), adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all designated contracts. Data for derivative commodities is not included in production data to avoid double-

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counting and, where there are multiple designated contracts for a particular commodity, the production data is allocated at this stage to only one designated contract also to avoid double-counting. Production weightings are allocated among derivative commodities and primary commodities, and between multiple contracts where applicable, before the final weightings are determined. In addition, for natural gas, only North American production is used.

The CLP and the CPP are then combined (using a ratio of 2/3 CLP plus 1/3 CPP) to establish an interim commodity index percentage for each designated contract. The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year to determine the commodity index percentage (CIP) for each designated contract:

●No designated contract may constitute less than 0.4% of the Index; designated contracts which constitute less than 0.4% of the Index will be set to zero. The related contracts are not included in the Index for the related year, and none of the Index calculation procedures that follow are performed with respect to these Commodities. The disregarded interim percentages generally are allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●No single commodity together with its derivatives (together, a “commodity sector”) (e.g., crude oil together with ULS Diesel and unleaded gasoline or soybeans together with soybean meal and soybean oil), may constitute more than 25% of the Index. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●No single commodity (e.g., natural gas or silver) may constitute more than 15% of the Index (note that both crude oil designated contracts and both wheat designated contracts are considered together as one commodity for this purpose). Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●No related group of commodities designated as a “commodity group” above (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●Gold and silver will be given a weight equal to their CLPs (subject to the 25% commodity sector and 15% commodity limits). The sum of the difference between weights based on the interim percentage and the weights based on the CLPs generally will be allocated to the other commodity sectors equally, while treating commodity sectors as one asset when subtracting the excess.

●No single commodity (e.g., natural gas, silver) may constitute less than 2% of the Index. If one or more single commodities have a weight less than 2% of the Index, the sum of the difference between the 2% and the actual weights generally will be allocated to the other designated contracts equally and reallocated so that no single commodity has a weight less than 2%.

●The ratio of the interim percentage to the CLP for a designated contract may not exceed 3.5:1. The excess weight for all affected designated contracts is aggregated, and is generally allocated equally to other commodities with such a ratio below a certain number, currently set at 2.0.

Following the annual reconstitution and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reconstitution or rebalancing will fluctuate and may exceed or be less than the percentages initially established.

Commodity Index Multipliers. Following application of the diversification rules discussed above, the target weights are incorporated into the Index by calculating the new unit weights for each designated contract included in the Index. On the fourth Index business day of the year, the target weights, along with the settlement values on that date for designated contracts included in the Index, are used to determine a commodity index multiplier (CIM) for each designated contract included in the Index. This CIM is used to achieve the percentage weightings of the designated contracts included in the Index, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each designated contract included in the Index will float throughout the year, until the CIMs are reset the following year based on new CIPs. An “Index business day” refers to a day on which the sum of the CIPs for those index commodities that are open for trading is greater than 50%.

Index Calculations

The Index is calculated on an excess return basis. BISL calculates the Index by applying the impact of the changes to the prices of futures contracts included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index are multiplied by respective prices in U.S. dollars for the applicable designated contracts. These products are then summed. The daily percentage change in this sum is then applied to the immediately preceding index value to calculate the then-current index value.

The Index Is a Rolling Index. The Index is composed of futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain a long futures position, periodically contracts on physical commodities specifying delivery on a nearby date must be sold and contracts on physical commodities

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that have not yet reached the delivery period must be purchased. The rollover for each futures contract occurs over a period of five Index business days each month according to a pre-determined schedule. This process is known as “rolling” a futures contract position. The Index is, therefore, a “rolling index”.

Index Calculation Disruption Events. From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that BISL determines that any of the following index calculation disruption events exists:

●termination or suspension of, or material limitation or disruption in, the trading of any futures contract or first nearby futures contract used in the calculation of the Index on that day,

●the settlement value of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement value,

●the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Index, or

●with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

If an index calculation disruption event occurs on any Index business day during a hedge roll period (the fifth through ninth Index business day of each month) in any month other than January affecting any futures contract included in the Index, the portion of the roll that would have taken place on that Index business day is deferred until the next Index business day on which such conditions do not exist. If any of these conditions exist throughout the hedge roll period, the roll with respect to the affected contract will be effected in its entirety on the next Index business day on which such conditions no longer exist. The index calculation disruption event will not postpone the roll for any other futures contract for which an index calculation disruption event has not occurred.

In the event that an index calculation disruption event occurs during the hedge roll period scheduled for January of each year affecting a futures contract included in the Index, the rolling or rebalancing of the relevant designated contract will occur in all cases over five Index business days on which no index calculation disruption event exists. The hedge roll period in January, and the resulting rebalancing that is occurring, will be extended if necessary until the affected designated contract finishes rolling over five Index business days. The amounts of a particular futures contract rolled or rebalanced in January will always be distributed over five Index business days, and rolling weight at the rate of 20% per Index business day on any Index business day following an index calculation disruption event during such hedge roll period. This change affects only the rolling or rebalancing process in January, with no change to the rules for rolling futures contracts in other monthly hedge roll periods.

Material changes or amendments to the calculation methodology are subject to the approval of the product, risk and operations committee. Questions and issues relating to the application and interpretation of terms contained in the index methodology generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by BISL.

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Historical Data

The following graph shows the daily historical performance of the Index in the period from January 1, 2016 through August 26, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 26, 2026, the closing level of the Index was 139.0073.

Historical Performance of the Index

160
140
120
100
80
60
40
20
0
Jan-2016
Jul-2016
Jan-2017
Jul-2017
Jan-2018
Jul-2018
Jan-2019
Jul-2019
Jan-2020
Jul-2020
Jan-2021
Jul-2021
Jan-2022
Jul-2022
Jan-2023
Jul-2023
Jan-2024
Jul-2024
Jan-2025
Jul-2025
Jan-2026
Jul-2026

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

“Bloomberg®” and “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates, including BISL, the administrator of the indices (collectively, “Bloomberg”) and have been licensed for use for certain purposes by BNS.

The notes are not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by BISL without regard to us or the notes. Bloomberg has no obligation to take the needs of BNS or the owners of the notes into consideration in determining, composing or calculating the Index. Bloomberg is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Bloomberg shall not have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes.

This term sheet relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Index Components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg. The information in this term sheet regarding the Index Components has been derived solely from publicly available documents. Bloomberg has not made any due diligence inquiries with respect to the Index Components in connection with the notes. Bloomberg makes no representation that these publicly available documents or any other publicly available information regarding the Index Components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BNS, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA RELATED THERETO. BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY

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LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES-WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE-ARISING IN CONNECTION WITH THE NOTES OR THE INDEX OR ANY DATA OR VALUES RELATING THERETO-WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Structuring the Notes

The notes are our unsecured senior debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors — Conflict-Related Risks” beginning on page PS-16 and “Use of Proceeds and Hedging” on page PS-20 of product supplement COMM LIRN-1.

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Summary of Canadian Federal Income Tax Consequences

See “Supplemental Discussion of Canadian Federal Income Tax Consequences” in product supplement COMM LIRN-1. In addition to the assumptions, limitations and conditions described therein, such discussion assumes that no amount paid or payable to a Non-Resident Holder will be a deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Act.

Summary of U.S. Federal Income Tax Consequences

The following is a general description of certain U.S. federal tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are residents for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date. We urge you to read the more detailed discussion in the “Material U.S. Federal Income Tax Consequences” section beginning on page PS-35 of product supplement COMM LIRN-1.

No statutory, regulatory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes (and of having agreed to the required tax treatment of your notes described below) and as to the application of state, local or other tax laws to your investment in your notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the notes, BNS and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your notes as prepaid derivative contracts with respect to the Index. If your notes are so treated, subject to Section 1256 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the discussion below regarding “Deemed Taxable Exchanges”, you should generally recognize long-term capital gain or loss if you hold your notes for more than one year (and, otherwise, short-term capital gain or loss) upon the taxable disposition (including cash settlement) of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. The deductibility of capital losses is subject to limitations.

Section 1256. The Internal Revenue Service (the “IRS”) might assert that Section 1256 of the Code should apply to the notes. If Section 1256 of the Code were to apply to your notes, gain or loss recognized with respect to your notes (or a portion of your notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes (or a portion of your notes) to market at the end of each year (i.e., recognize income as if the notes or the relevant portion of the notes had been sold for fair market value). The IRS might also assert that the notes should be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash).

Deemed Taxable Exchanges. The IRS might also assert that any rebalancing of the Index or rollover of, or change to, a component of the Index could be treated as a taxable deemed exchange of your notes for “new” notes, in which case you would recognize gain or loss (which may be short-term capital gain or loss and such loss may be subject to the “wash sale” rules) equal to the difference between the fair market value of your notes and the tax basis in your notes at the time of rebalance of the Index or rollover of, or change to, an underlying asset, and you would begin a new holding period for your notes on the day following such rebalance, rollover, or change and take a new fair market value tax basis in your notes.

Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument or pursuant to some other characterization, such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the U.S. Department of the Treasury (the “Treasury”) are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. According to the Notice, the IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes.

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Furthermore, in 2013 the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect securities that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.

Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. If you are a non-U.S. holder, subject to FATCA, as discussed below, you should generally not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain realized from the taxable disposition of a note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends or other fixed or determinable annual or periodical gain, profits and income, and the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of BNS).

Leveraged Index Return Notes® TS-19

Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM Index due September, 2030

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Leveraged Index Return Notes® TS-20